

April 18, 2013

Via E-mail
Bradley Richardson
Executive Vice President and CFO
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720

  Re: Diebold, Incorporated
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 15, 2013
    File No. 001-04879

Dear Mr. Richardson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

1. Tell us what consideration you gave to providing a discussion of your backlog pursuant to the disclosure requirements in Item 101(c)(1)(viii) of Regulation S-K. In light of your disclosure on page 19 that your "growing backlog in Asia-Pacific and U.S. national accounts is encouraging" and a reference to pending orders in Brazil, it is unclear why you believe quantitative disclosure of your backlog is immaterial.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2012 comparison with 2011

Other Income (Expense), page 25

2.   We note that in 2012 you recorded expenses related to estimated losses associated with the potential outcome of the FCPA investigation within "other income (expense)," or stated differently, outside of operating profit (loss). Please tell us why you believe that classification of this expense as non-operating in nature is appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief